Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 14, 2014

Fantex, Inc.

On February 10, 2014, the article attached hereto as Annex A was published online by the Pittsburg Post-Gazette (the “Article”). The Article reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represented the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled, “With shares, 49ers tight end Vernon Davis puts self on the market,” states that, “[Fantex, Inc.] is offering investors the chance to buy a stake in a star player,” that, “Mr. Davis will become the first athlete to sell his brand to investors,” and refers to, “offering investors a share of future earnings from San Francisco 49ers tight end Vernon Davis,” and “a security that is tied to [Vernon Davis’s] future revenue.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Articles states that, “Fantex Holdings, a San Francisco-based brand building company founded late last year, is offering investors [shares of Fantex Series Vernon Davis].” In addition, a photo caption in connection with the Article states, “Fantex Holdings is offering investors [shares of Fantex Series Vernon Davis].” Fantex Holdings serves as the parent company to Fantex, Inc., a brand building company which purchases a minority interest in an athlete brand and works to increase the value of the brand. Fantex Series Vernon Davis is a tracking stock that would be issued by the Fantex, Inc. and not Fantex Holdings. Fantex, Inc. and not Fantex Holdings, filed a registration statement on Form S-1 with the SEC to register the shares of Fantex Series Vernon Davis

•                  The Article states that, “[Vernon Davis] has two years remaining on a five-year, $37 million contract.” In 2010, Vernon Davis signed a six year contract with the 49ers worth up to $42.5 million. A more detailed discussion of Vernon Davis’s NFL player contract is available in the Registration Statement.

•                  The Article describes Fantex, Inc. as owning “the rights to [Vernon Davis’s] earnings,” and states that, “the company will pay Mr. Davis $4 million in exchange for 10 percent of all future football-related earnings, which includes player contracts, endorsement deals and broadcast contracts should he decide to turn to TV when his playing days are done,” and that “Mr. Davis will become the first athlete to sell his brand to investors.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  The Article states that, “Trading will take place exclusively on an exchange operated by [Fantex, Inc.], and the company will earn a percentage of all future trades.”  Trading of Fantex Series Vernon Davis, should any occur, will take place on Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and the exclusive trading platform for tracking stocks that may be issued by the Company.  FBS, and not the Company, would earn a one percent commission from the buyer and seller for trades of tracking stock taking place on the FBS platform, should any occur.

•                  The Articles states that, “Investors will be able to earn dividends, likely paid in the offseason, but they could also see the value of their investment increase if Mr. Davis’ brand grows beyond current projections.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  The Article states that, “Fantex is offering 421,100 shares of “Fantex Vernon Davis” at $10 per share,” and that, “[Fantex, Inc.] will pay Mr. Davis upon financing of those shares.” The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, FBS will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis. The Company intends to pay Mr. Davis $4 million upon the consummation of this Offering, subject to the terms and conditions of the Brand Contract, a more detailed description of which is available in the Registration Statement.

•                  The Article states that, “investors are assuming the same financial risk as Mr. Davis every Sunday he suits up.” As is discussed in greater detail under the section entitled “Risk Factors” and elsewhere in the Registration Statement, the possibility of player injury is one of many risks that potential investors should consider before making any decision to invest in shares of Fantex Series Vernon Davis.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offering, future brand income under the Company’s Brand Contract with Mr. Davis, longevity of Mr. Davis’s career, results of operations, expectations for the use of the net proceeds from the Offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “will,” “should,” “could,” “potential,” “help build” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated February 10, 2014 Published by the Pittsburg Post-Gazette

With shares, 49ers tight end Vernon Davis puts self on the market

Feb 10, 2014, 9:52 PM

By Michael Sanserino

Unless your last name is Rooney, owning a football team might be a little out of your price range. But a new company is offering investors the chance to buy a stake in a star player — and the company is bringing its pitch to Pittsburgh.

Fantex Holdings, a San Francisco-based brand building company founded late last year, is offering investors a share of future earnings from San Francisco 49ers tight end Vernon Davis. As part of a nationwide publicity tour for the tracking stock’s initial public offering, the company is putting on a presentation for interested investors at 7 p.m. today at Jerome Bettis Grille 36 on the North Shore.

Mr. Davis, 30, has played his entire career with the 49ers after the team drafted him with the sixth overall pick in 2006. He has twice been selected to the Pro Bowl and has two years remaining on a five-year, $37 million contract, which when signed was the most lucrative deal in National Football League history for a tight end.

But it is what Mr. Davis does off the field that interested Fantex when the company started recruiting athletes within the past year.

A studio art major at the University of Maryland, Mr. Davis owns an art gallery for emerging artists in San Jose, Calif. He will travel to Sochi, Russia, next week to serve as honorary captain of the U.S. curling team in the Olympics.

“He’s just an interesting, multidimensional individual who has the potential for a lucrative post-career,” Fantex CEO Buck French said.

By creating a security that is tied to his future revenues, Fantex and its investors have a big interest in helping that brand grow.

Technically, investors won’t own shares of Mr. Davis. Instead, they will own shares of Fantex Inc., a subsidiary of Fantex Holdings that owns the rights to his earnings. Investors will not have any voting rights. Trading will take place exclusively on an exchange operated by Fantex, and the company will earn a percentage of all future trades.

Investors will be able to earn dividends, likely paid in the offseason, but they could also see the value of their investment increase if Mr. Davis’ brand grows beyond current projections. Mr. French hopes to have a large pool of small investors, rather than a small pool of high-dollar investors, so there are a lot of stakeholders in the value of Mr. Davis’ brand.

“Our whole premise is to build the brands of the athlete and the entertainer,” he said.

Under the arrangement, the company will pay Mr. Davis $4 million in exchange for 10 percent of all future football-related earnings, which includes player contracts, endorsement deals and broadcast contracts should he decide to turn to TV when his playing days are done.

Fantex is offering 421,100 shares of “Fantex Vernon Davis” at $10 per share. The company, which filed a registration statement with the Securities and Exchanges Commission in November, will pay Mr. Davis upon financing of those shares.

For Mr. Davis, the deal means an infusion of cash. He’s playing in a league where a large percentage of the promised income in player contracts is not guaranteed. Injuries can instantaneously derail a player’s career. But the deal also means he could gain a lot of advocates who will help his brand grow.

For investors, it is a risky investment that could yield big returns — Mr. Davis’ current contract expires in 2015, and a new deal could earn him and his investors millions more.

Fantex warned in its prospectus the shares are “highly speculative and the securities involve a high degree of risk.” The company disclosed that investments should be made only by people “who can afford the loss of their entire investment.” It also disclosed injuries he’s had during his NFL career.

Though Mr. Davis is due to receive $9.05 million over the final two years of his current contract, none of that money is guaranteed. The 49ers could cut Mr. Davis, who was selected to the Pro Bowl last season, without paying him any of that remaining salary.

Fantex estimates that 77.3 percent of Mr. Davis’ lifetime earnings will come from future contracts, whether as a player, an endorser, a coach or a broadcaster.

If he retires from football for reasons other than injury, illness or medical condition within two years, he is required to pay the company $4.2 million to compensate investors. Otherwise, investors are assuming the same financial risk as Mr. Davis every Sunday he suits up.

While the business model is new for athletes, celebrity bonds have some history.

British glam rocker David Bowie sold bonds — dubbed “Bowie Bonds” — in 1997, raising $55 million, according to Forbes magazine. More recently, Sesac Inc., a Nashville, Tenn., company that owns broadcast royalties for artists such as Bob Dylan and Neil Diamond, attempted to raise $300 million by selling bonds backed by those artists’ music in 2012.

The tracking stocks that Fantex offers are different, Mr. French said, because the Bowie Bonds and others were based on royalties of previous work. The tracking stock is based on future revenues.

Mr. Davis will become the first athlete to sell his brand to investors.

Fantex had a deal with Houston Texans running back Arian Foster, but sales of those shares were postponed after Mr. Foster underwent season-ending back surgery in November. The company still might explore selling shares in “Arian Foster Brand” at a later date.

Fantex is pursuing other athlete deals but does not have any commitments, the company said. Mr. French said he anticipates other athletes will sign on if Mr. Davis’ IPO proves successful.

The event tonight, which Mr. Davis will not attend, is open to the general public. More information is available at Fantex.com.

The following text was published as a photo caption in connection with the Article:

Fantex Holdings is offering investors a share of future earnings from San Francisco 49ers tight end Vernon Davis.

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